WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated May 7, 2020, and provides an analysis of the Company's results of operations for the three months ended March 31, 2020.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three months ended March 31, 2020, and Western's audited consolidated financial statements for the year ended December 31, 2019, and the notes thereto prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2019.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2019 ("AIF"), is filed with Canadian regulators on SEDAR at www.sedar.com.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino" or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Private Placement

On February 28, 2020, the Company completed a private placement, wherein strategic investor Michael Vitton purchased 3,000,000 units at a price of $0.65 per unit for gross proceeds of $1.95 million.  Each unit consists of one common share of the Company and half of one warrant (each whole warrant, a "Warrant").  Each Warrant entitles the holder to purchase one additional share at a price of $0.85 until February 28, 2025.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Upcoming Director Changes

On April 27, 2020, Western announced strategic investor, Michael Vitton, agreed to stand for election as director and has been added to the nominee slate for the Company's upcoming Annual General Meeting ("AGM").  Longtime board member Robert Gayton will not stand for re-election at this year's AGM.

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all sectors.

Mr. Vitton was the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the leading Brazilian public oil and gas producers, producing over 35,000 bbls per day.

Recently, Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for CAD $ 1 billion, combining to form a CAD $2.4 billion company. He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd., raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. He currently acts as advisor to Cardinal Resources Ltd.  Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/P5 Infrastructure acquired 90% of Global Gateway South Terminal, a deep sea terminal in Long Beach Harbor, CA.

Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts.

CASINO PROJECT UPDATE

Exploration Program

On December 19, 2019, the Company announced assay results from its 2019 exploration program at its wholly owned Casino Project.  The exploration program consisted of a total of 13,590 m of diamond drilling in 69 completed holes.  Targets for the drilling focused on:  in-fill drilling of inferred mineralization located in the 22-year pit outlined by the January 25, 2013 Casino Project Feasibility Study, step-out drilling to the west, near the recently acquired Canadian Creek property; and step-out drilling to the North.

Step-out drilling to the North yielded encouraging news.  Nine of the ten holes drilled in this area encountered significant widths of mineralization above the cut-off grade of 0.20% copper equivalent1 ("Cut-off grade") in an area that previously was not thought to have significant mineralized material.  The mineralization is associated with a satellite intrusive and breccia complex located near the main Casino intrusion and represents a new zone.  Seven of the ten holes terminated in above Cut-off grade mineralization indicating the potential for more mineralization at depth.  This region remains open to the north and at depth.

All holes in the step-out drilling to the west intercepted mineralization greater than the Cut-off grade and three of the six holes terminated in above Cut-off grade mineralization demonstrating that the Casino hypogene mineralization system is continuous on to the recently acquired Canadian Creek property and is still open at depth and to the west.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

The in-fill drilling campaign, targeting the edges of the deposit, was also very successful, with 49 of the 53 holes drilled intercepting mineralization greater than the Cut-off grade and several high-grade gold intercepts.  Hole DH19-21 returned 55.1 grams per tonne ("g/t") gold over 2.97 metres ("m") at a depth of 147.98 m, hole DH19-10 returned 4.78 g/t gold over 1.0 m at a depth of 174.0 m and hole DH19-13 returned 3.55 g/t gold over 2.0 m at a depth of 129.0 m.  These high-gold intercepts occur in fault structures and are associated with late phase alteration cross cutting the earlier porphyry related alteration.  Additional, closer spaced drilling is needed to determine the full extent of these gold enriched structures.  Please refer to the December 19, 2019 News Release for detailed assay results.

1 CuEq Metal Prices: US$2.00/lb copper, US$875/oz gold, US$11.25/lb molybdenum, US$11.25/oz silver with no adjustment for metallurgical recovery.

Permitting

In November 2018, the Company completed the Best Available Tailings Technology ("BATT") Study, a major component of the environmental assessment application for the Casino Project.  The BATT Study was the culmination of an 18-month collaborative process that included participation by First Nations, YESAB, and the Yukon Government.

Traditional Land Use Studies have now been completed for all First Nations identified by YESAB as being potentially impacted by the Casino Project.  These studies, which took place over the past two years, are central to the assessment of effects of the Casino Project and are therefore a critical step in the completion of the Environmental and Socio-Economic ("ESE") Statement.

The Company has initiated engineering activities to incorporate the outcomes of the BATT Study into the Facility design, but there is no timeline for submission of the ESE Statement.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On April 8, 2019, the Yukon Government and Little Salmon/Carmacks First Nation reached an agreement (the "Agreement") for the first section of the Casino Project access road: the proposed Carmacks Bypass.

This Agreement represents the first project agreement for the Yukon Resource Gateway Project (the "Gateway Project").  The Gateway Project includes funding for upgrading the initial 82 km of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 km of new access road to the Casino site secured through commitments from the Yukon Government and the Federal Government.

The Yukon Government indicated that it recently completed geotechnical investigations on the Carmacks Bypass and engineering is underway with a goal to start construction as soon as possible.  It is also in discussions with the Little Salmon/Carmacks First Nation for an agreement on the remainder of the initial 82 km of the access road.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation expenditures

Western's recent activities have focused on exploration and drilling of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the three months ended March 31,	2020	2019
	$	$
Claims maintenance	25,575	1,470
Engineering	20,511	30,507
Exploration and camp support	169,580	-
Permitting	17,248	5,513
Salary and wages	99,758	77,842
Share-based payments	16,678	21,502

TOTAL	349,350	136,834

Feasibility Study

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled "Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada - Revision 1" dated January 25, 2013 (the "Feasibility Study") on SEDAR on February 12, 2013.  The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The full text of the Feasibility Study is available under the Company's profile on SEDAR.

Feasibility Study results

Copper Price	US$/lb	3.00
Gold Price	US$/oz	1,400
Molybdenum Price	US$/lb	14.00
Silver Price	US$/oz	25.00
Exchange Rate	C$: 1 US$	0.95

Net Present Value, After-tax, 8% discount	C$ M	1,830
Internal Rate of Return, After-tax	%	20.1
Payback Period	Years	3.0

Royalties and production payments

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the "NSR Royalty") on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19
	$	$	$	$
Loss and comprehensive loss	761,094	518,512	122,676	438,364
Loss per share - basic and diluted	0.01	-	-	-
Cash and short-term investments	2,809,957	1,641,721	2,507,950	5,297,396
Exploration and evaluation assets	48,724,375	48,375,025	48,093,950	43,106,620
Total assets	51,801,705	50,458,763	50,918,610	48,883,659

As at and for the quarter ended	31-Mar-19	31-Dec-18	30-Sep-18	30-Jun-18
	$	$	$	$
Loss and comprehensive loss	686,896	664,384	667,710	962,808
Loss per share - basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	3,640,957	4,531,546	5,187,904	5,848,530
Exploration and evaluation assets	42,082,913	41,946,079	41,723,780	41,517,222
Total assets	46,087,857	46,889,013	47,424,908	47,857,520

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended September 30, 2019, exploration and evaluation assets increased as the Company acquired 311 mineral claims that comprise the Canadian Creek Property and the Company completed field work for its 2019 drill campaign.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

For the three months ended March 31,	2020	2019
	$	$

Filing and regulatory fees	152,899	150,331
Office and administration	62,211	49,768
Professional fees	34,777	24,846
Rent and utilities	31,544	32,864
Share-based payments	95,855	65,840
Shareholder communication and travel	83,233	85,564
Wages and benefits	296,868	265,280

CORPORATE EXPENSES	757,387	674,493

Foreign exchange loss	(316)	(410)
Interest income	(5,018)	(24,587)
Flow-through premium recovery	(43,059)	-
Unrealized loss on marketable securities	52,100	37,400

LOSS AND COMPREHENSIVE LOSS	761,094	686,896

THREE MONTHS ENDED MARCH 31, 2020

Western incurred a loss of $761,000 ($0.01 per common share) for the three months ended March 31, 2020, compared to a loss of $687,000 ($0.01 per common share) over the same period in 2019.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Share-based payments increased by $30,000 during the three months ended March 31, 2020, compared to the same period in 2019 due to timing, valuation, and amortization differences relating to the underlying stock option grants.

Wages and benefits increased by $32,000 during the three months ended March 31, 2020, compared to the same period in 2019 as the Company approved and paid employee bonuses related to 2019.

During the three months ended March 31, 2020, the Company recorded a flow-through premium recovery of $43,059 related to its flow-through financing.

Differences in the unrealized losses on marketable securities are a result of variances in the share price of the marketable securities held by Western at each period end date.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31,	2019	2019
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(492,806)	(694,874)
Financing activities	1,845,510	25,000
Investing activities	(184,468)	(224,932)

CHANGE IN CASH AND EQUIVALENTS	1,168,236	(894,806)

Cash and cash equivalents - beginning	1,641,721	3,026,385

CASH AND CASH EQUIVALENTS	2,809,957	2,131,579

Cash and cash equivalents totaled $2.8 million as at March 31, 2020 (December 31, 2019 - $1.6 million).  Western's net working capital as at March 31, 2020 totaled $2.5 million (December 31, 2019 - $1.6 million).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the three months ended March 31, 2020, the Company completed a private placement for aggregate proceeds of $1.95 million.

During the three months ended March 31, 2019, the Company received $25,000 from the exercise of stock options.  No stock options were exercised during the three months ended March 31, 2020.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended March 31, 2020, Western spent $184,000 on exploration and evaluation expenditures.  During the three months ended March 31, 2019, Western expended $225,000 on mineral property activities.

The majority of the mineral property expenditures incurred during the three months ended March 31, 2020, relate to the Company's exploration program.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 110,661,001 common shares outstanding. The Company also has 6,025,001 stock options outstanding with exercises prices ranging from $0.50 to $1.20 and 1,500,000 warrants with an exercise price of $0.85.

CONTRACTUAL OBLIGATIONS

The Company must spend approximately $182,800 on qualifying Canadian exploration expenditures by December 31, 2020. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in March 2020 by December 31, 2020 and the amount that the investors actually realized.

The Company has no off-balance sheet arrangements, no lease agreements with non-cancellable terms and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

For the three months ended March 31,	2020	2019
	$	$
Salaries and director fees	258,555	203,292
Share-based payments	87,247	49,118

KEY MANAGEMENT COMPENSATION	345,802	252,410

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2019.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2019.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2019.

Based on that assessment, management concluded that, as at December 31, 2019, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to March 31, 2020 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

There has been no change in the Company's financial instrument risks or management's approach to those risks during the three months ended March 31, 2020.

FORWARD-LOOKING STATEMENTS

This management discussion and analysis ("MD&A") contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods.  Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting  or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements  due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended March 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC.  Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources.  These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.  In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.